Exhibit 1


     Mr. Urstadt is the direct beneficial owner of 378,948 shares of Common Stock individually (including 356,250 restricted shares of Common Stock issued pursuant to the Issuer's Restricted Stock Award Plan) which, when added to the 21,300 shares of Common Stock held by Elinor Urstadt, his wife, the 100,000 shares of Common Stock held by the Urstadt Conservation Foundation (the "Foundation") of which Mr. Urstadt and Mrs. Urstadt are the sole trustees, the 7,253 shares of Common Stock held by The Trust Established Under the Urstadt Biddle Properties Inc. Excess Benefits and Deferred Compensation Plan for the benefit of Mr. Urstadt, the 526,539 shares of Common Stock held by Urstadt Property Company, Inc. ("UPCO"), of which Mr. Urstadt is a controlling shareholder and the 1,776,881 shares of Common Stock held by Urstadt Realty Associates Co LP, a Delaware limited partnership of which UPCO is the general partner and Mr. Urstadt, Mrs. Urstadt, the Catherine U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust (for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, results in Mr. Urstadt beneficially owning 2,810,921 shares of Common Stock. Mr. Urstadt disclaims beneficial ownership of any shares owned by the Foundation.